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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-A-002881-L

8-14088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/09___ AND ENDING___12/31/09___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwestern Mutual Investment Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 300, 611 E. Wisconsin Avenue

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Jones   (414)665-7225

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – if individual, state last, first, middle name)

Suite 1800, 100 E. Wisconsin Ave.	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Todd Jones__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Northwestern Mutual Investment Services, LLC__ , as of __December 31__ , 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Treasurer/FINOP
_____
Title

Leah Lewandoski
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Notary seal: LEAH LEWANDOSKI — NOTARY PUBLIC — STATE OF WISCONSIN



PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Ste. 1800
Milwaukee WI 53202
Telephone (414) 212 1600
Facsimile (414) 212 1880

Report of Independent Auditors

To the Board of Directors and Member of
Northwestern Mutual Investment Services, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Northwestern Mutual Investment Services, LLC (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 27, 2010

Northwestern Mutual Investment Services, LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	11,094,196
Due from clearing broker		947,799
Deposit with clearing organizations		120,000
Investment securities, at fair value (see Note 3)		80,939,601
Deferred distribution costs (see Note 4)		6,925,747
Prepaid licensing fees		3,265,474
Due from affiliates, net (see Note 5)		1,506,828
Accounts receivable and other assets		2,527,772
Total assets	$	107,327,417

Liabilities and Member's Equity

Commissions payable	$	15,190,553
Due to Member, net (see Note 5)		5,288,327
Compensation and benefits payable		2,032,368
Accrued expenses and other liabilities		487,322
Revolving credit loan		30,251,426
Total liabilities		53,249,996
Member's equity		54,077,421
Total liabilities and Member's equity	$	107,327,417

The accompanying notes are an integral part of this financial statement.

1. Organization

The accompanying statement of financial condition relates to Northwestern Mutual Investment Services, LLC ("the Company" or "NMIS"). NMIS is a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company (the "Member" or "NML"). NML is one of the largest life insurance companies in the United States offering life, annuity and disability insurance products to the personal, business and estate markets.

The Company is an introducing broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. Through its registered financial representatives, NMIS offers mutual funds, stocks, bonds, variable life insurance, variable and group annuities, investment advisory services and other investment products to its clients. The Company is the principal underwriter and distributor for NML's variable annuity and variable life insurance products.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual future results could differ from these estimates and assumptions.

Cash and Cash Equivalents
Cash and cash equivalents represent amounts on deposit with banks or investments in money market mutual funds. They are reported in the statement of financial condition at fair value.

Cash Segregated Under Federal Regulation
Amounts estimated to be refunded to clients are segregated under federal regulation in a special reserve bank account for the exclusive benefit of NMIS clients.

Investment Securities, at Fair Value
Investment securities primarily relate to holdings in Auction Rate Securities ("ARS"). Investment securities also result from failed execution of client trades, at which time NMIS assumes direct responsibility for them. Failed executions are generally liquidated shortly thereafter. All investment securities are considered to be on a trading basis, whereby they are measured and reported at fair value. See Note 3 for additional disclosures surrounding investment securities.

Revolving Credit Loan

In conjunction with the purchase of ARS in 2008, as more fully described in Note 3, NMIS entered into a revolving credit loan agreement, as amended in 2009, with an unrelated financial institution whereby NMIS is entitled to borrow an amount up to 80% of the face value of ARS holdings. The revolving credit loan is available through September 15, 2010 and currently bears interest at the federal funds rate plus 1.65%. The revolving credit loan is subject to general loan covenants including the requirement that NMIS maintain excess net capital of at least $10 million. Excess net capital at December 31, 2010 was $21,445,708. The loan is collateralized with ARS owned by NMIS and is guaranteed by NML. Interest expense is accrued when incurred.

Fair Value of Financial Instruments

The carrying value of other financial instruments, which include cash and cash equivalents, receivables and payables are at fair value or approximate their fair value due to the short-term maturities of these assets and liabilities.

3. Investment Securities, at Fair Value

Due to liquidity issues in the ARS market, NMIS extended an offer to NMIS and Northwestern Mutual Wealth Management Company ("NMWMC") clients, to purchase at face value ARS held in their accounts as of September 15, 2008. NMWMC is a limited purpose federal savings bank and a wholly-owned subsidiary of NML and a related party (See Note 5). The ARS are currently not trading in an active market and are valued using the Company's best estimate of fair value using a discounted cash flow model. The discounted cash flow model considers liquidity, the probability of default, the probability of call/auction, the maturity date (if applicable) and the credit quality of the issuer when determining estimated fair value.

As defined in the accounting standards, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are generally based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company's view of market assumptions in the absence of observable market information. Assets and liabilities measured at fair value can be categorized into three levels based on the reliability of the inputs to the valuation techniques.

Level 1 – Fair value is based on quoted market prices in active markets that are accessible to the Company for identical assets or liabilities.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are corroborated by observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities and other market observable inputs.

Level 3 – Fair value is based on at least one or more significant unobservable inputs.

The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs. Categorizations are based in their entirety on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and considers factors specific to the asset or liability, such as the relative impact on the fair value as a result of a particular input.

The Company's investment in securities is the only asset or liability measured at fair value on the statement of financial condition at December 31, 2009. The table below presents the fair value measurement categories utilized by the Company for its investment in securities.

| | December 31, 2009 | | | |
	Level 1	Level 2	Level 3	Total
ARS – bonds	$ -	$ -	$ 3,667,462	$ 3,667,462
ARS – preferred stock	-	-	77,271,113	77,271,113
Other	1,026	-	-	1,026
Total Assets	$ 1,026	$ -	$ 80,938,575	$ 80,939,601

The table below presents additional information about investment securities measured at fair value on a recurring basis and for which NMIS has utilized significant unobservable (Level 3) inputs to determine fair value as of the dates indicated.

Balance at January 1, 2009	$ 91,930,591
Total net unrealized losses (1)	(312,016)
Purchases, sales, issuances, and settlements, net	(10,680,000)
Transfers in (out) of Level 3	-
Balance at December 31, 2009	$ 80,938,575

(1) Net unrealized losses of $695,996 are related to securities held as of December 31, 2009.

The Company reviews the fair value categories each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain securities. Such reclassifications are reported as transfers in and out of Level 3 at the beginning fair value for the reporting period in which the changes occur. No reclassifications occurred during the year ended December 31, 2009.

4.   Deferred Distribution Costs

Upon retirement or separation from the Company, certain of the Company's registered financial representatives receive a one-time, lump-sum payment in lieu of actual future commissions to which they would otherwise be entitled over a five year period subsequent to retirement or separation. The Company retains these future commissions up to an agreed-upon limit. Lump-sum payments are deferred and amortized as commission expense using a straight-line method over five years. The Company is compensated for these distribution costs through both annual asset-based and transaction-based fees, which are reported as commissions in the statement of operations when earned. Because the related revenues are earned and recognized over time, the deferral and amortization of these lump-sum payments provides a better matching of these expenses with the related revenues. At December 31, 2009, deferred distribution costs reported in the statement of financial condition included $15,718,521 of deferred lump-sum payments, which were reported net of accumulated amortization of $6,477,304 and a valuation allowance of $2,315,470. The recoverability of the remaining net deferred distribution costs is supported by anticipated future revenues.

5.   Related Party Transactions

A significant portion of the Company's transactions are with NML and its affiliates.

Under the terms of a master services agreement with NMIS, NML provides data processing and other administrative services on behalf of NMIS. The unpaid balance due to NML for these services was $6,474,757 at December 31, 2009 and is reported as due to Member in the statement of financial condition.

Also pursuant to the terms of the master services agreement with NMIS, NML allows NMIS employees to participate in various employee benefit plans sponsored by NML, including bonus, deferred compensation, retirement and employee welfare plans. NMIS reimburses NML for its share of the cost of these benefits. The unpaid balance due to NML for these benefits was $711,230 at December 31, 2009 and is reported as due to Member in the statement of financial condition.

Under the terms of an agreement with NML, NMIS selects, trains and supervises financial representatives who are engaged in the distribution of NML's variable annuity and variable life insurance products. Also pursuant to the terms of the agreement, NMIS provides underwriting and distribution services related to variable annuity and variable life insurance products. The unpaid balance due to NMIS for these services was $1,897,660 at December 31, 2009 and is reported as a reduction of due to Member in the statement of financial condition.

NMWMC, a wholly-owned subsidiary of NML, is a federally chartered savings bank regulated by the Office of Thrift Supervision. NMWMC is organized for the limited

purpose of providing trust, investment advisory, and financial planning services to NML's clients and the general public. Under the terms of a master services agreement with NMWMC, NMIS provides compliance and supervision, research and development, marketing and sales assistance, financial and paymaster services that support NMWMC's trust, investment advisory and financial planning services operations. NMIS also provides client solicitation and referral services to NMWMC under the terms of a client procurement agreement with NMWMC. The unpaid balance due to NMIS related to these services was $164,626 at December 31, 2009, and is reported as due from affiliates in the statement of financial condition.

Also pursuant to the terms of the master services agreement with NMWMC, NMIS provides systems support, brokerage, custody, recordkeeping and related services for investment advisory programs sponsored by NMWMC. The unpaid balance due to NMIS related to these services was $414,006 at December 31, 2009, and is reported as due from affiliates in the statement of financial position.

Under the terms of two separate service agreements with NMIS, NMWMC provides NMIS with research and investment advice. The unpaid balances due to NMWMC related to these services was $135,429 at December 31, 2009, and is reported as a reduction in due from affiliates in the statement of financial condition.

Under the terms of a custodial agreement with NMIS, NWMC provides custodial trust services for individual retirement accounts of NMIS clients. NMWMC further subcontracts certain of these custodial trust services to NMIS. The unpaid balance due from NMWMC related to this agreement was $37,661 at December 31, 2009, and is reported as due from affiliates in the statement of financial condition.

Frank Russell Company ("Russell"), a majority-owned subsidiary of NML, pays mutual fund distribution fees to NMIS. The unpaid balance due from Russell for mutual fund distribution fees was $1,025,964 at December 31, 2009, and is reported as due from affiliates in the statement of financial condition.

6. **Income Taxes**

The Company is organized as a Wisconsin single member limited liability company and is thereby a disregarded entity for federal and state income tax purposes. The Company's taxable income or losses are included in NML's consolidated federal and state income tax returns. Under a written tax-sharing agreement, NML collects from or refunds to the Company income taxes determined as if the Company filed a separate federal income tax return.

At December 31, 2008, the Company had taxable losses of $18,236,920, $32,276,242, $63,146,405, $92,323,705, $23,833,905, $22,559,995 and $21,535,082 originating in 2003, 2004, 2005, 2006, 2007, 2008 and 2009, respectively, that are available for carryforward to future tax years and will expire in 2023, 2024, 2025, 2026, 2027, 2028

and 2029, respectively. These tax loss carryforwards give rise to a deferred tax asset, before valuation allowance, of $95,869,289 at the federal income tax rate of 35%.

The Company accounts for deferred tax assets and liabilities, which represent the financial statement impact of cumulative temporary differences between the tax and financial statement bases of assets and liabilities. The significant components of the net deferred tax asset at December 31, 2009 were as follows.

Deferred tax assets:	
Tax loss carryforwards	$ 95,869,289
Investment Securities	2,165,249
Employee benefit liabilities	149,544
Other liabilities	69,961
Gross deferred tax assets	98,254,043
Deferred tax liabilities:	
Deferred transition costs	(2,424,011)
Net deferred tax assets	$ 95,830,032

At December 31, 2009, a valuation allowance of $95,830,032 has been established for the Company's net deferred tax assets due to uncertainty regarding their ultimate realization.

The Company has no known uncertain tax positions as defined in the accounting standards, and has correspondingly not recorded a related provision at December 31, 2009.

7.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires NMIS to maintain a minimum level of net capital equal to the greater of $250,000 or 2% of combined aggregate debit items, as defined. At December 31, 2009, the Company had net capital of $21,695,708, which exceeded the minimum requirement of $250,000 by $21,445,708.

8.   Contingencies and Subsequent Events

NMIS and Pershing, LLC ("Pershing") are parties to a fully disclosed clearing agreement through February 29, 2016 whereby Pershing provides securities execution, clearing and settlement services for NMIS. Termination of the clearing agreement by the Company during the initial term would result in significant termination fees as provided for in the clearing agreement.

In the normal course of business, securities transactions for NMIS clients are cleared through Pershing. Pursuant to the clearing agreement, Pershing has the right to seek reimbursement from the Company for certain losses that may result from transactions

with NMIS clients. The Company's policy is to minimize its exposure to loss through the use of various monitoring and control procedures. No such losses were incurred for the year ended December 31, 2009.

The Company is engaged in various legal actions in the normal course of its operations. The status of these legal actions is actively monitored by management. If management believed, based on available information, that an adverse outcome upon resolution of a given legal action was probable and the amount of that adverse outcome was reasonable to estimate, a loss would be recognized and a related liability recorded. No such liabilities were recorded by the Company at December 31, 2009.

Legal actions are subject to inherent uncertainties, and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions. Based on available information, it is the opinion of management that the ultimate resolution of pending or threatened legal actions, both individually and in the aggregate, will not result in losses having a material effect on the Company's financial position at December 31, 2009.

The Company has evaluated events subsequent to December 31, 2009 through January 27, 2010, the date these financial statements were available to be issued. Based on this evaluation, no events have occurred subsequent to December 31, 2009 that require disclosure or adjustment to the financial statements at that date.



Northwestern Mutual
Investment Services, LLC
Statement of Financial Condition
December 31, 2009

AVAILABLE FOR PUBLIC